UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: October 1, 2001 to December 31, 2001


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies")and American Electric Power Service Corporation, (AEPSC):
1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from October 1, 2001 through December 31, 2001.

The requested information for the reporting period October 1, 2001 through December 31, 2001, is as follows:


1) Copies of the Operating Companies and AEPSC balance sheet for the reporting period ended December 31, 2001 are attached as Exhibit 1.


2) Copies of the Operating Companies and AEPSC income statement for the twelve months ended December 31, 2001 are attached as Exhibit 2.


3)       A)  The name(s) of each company providing the marketing services authorized by this order during the
             period ended December 31, 2001 are:   NONE

         B)  The total number of Home Certifications made during the period
             ended December 31, 2001 are:   NONE

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 28th day of February 2002.

                                             Central Power and
                                            Light Company, et al.


                                         /s/    Armando Pena
                                        ---------------------
                                               Armando Pena
                                                Treasurer

                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet for the reporting period ended December 31, 2001, as required for:
a) Central Power and Light (CPL)
b) Public Service Company of Oklahoma (PSO)
c) Southwestern Electric Power Company (SWEPCO)
d) West Texas Utilities Company (WTU)
e) American Electric Power Service Corporation (AEPSC)

2 Income statement for the twelve months ended December 31, 2001, as required for:
a) Central Power and Light (CPL)
b) Public Service Company of Oklahoma (PSO)
c) Southwestern Electric Power Company (SWEPCO)
d) West Texas Utilities Company (WTU)
e) American Electric Power Service Corporation (AEPSC)





Central Power and Light Company                                                                 Exhibit 1 (a)
Consolidated Balance Sheet                                                                       Page 1 of 2

                                                                                              As of December 31,
                                                                                                     2001
                                                                                            (Thousands, Unaudited)
ASSETS
Electric Utility Plant
    Production                                                                                           $3,169,421
    Transmission                                                                                            663,655
    Distribution                                                                                          1,279,037
    General                                                                                                 241,137
    Construction work in progress                                                                           169,075
    Nuclear fuel                                                                                            247,382
                                                                                           -------------------------
                                                                                                          5,769,707
  Less - accumulated depreciation                                                                         2,446,027
                                                                                           -------------------------
                                                                                                          3,323,680

Other Property and Investments                                                                               47,949
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           90,461
                                                                                           -------------------------

Current Assets
    Cash and cash equivalents                                                                                11,208
    Accounts receivable:
        General                                                                                              38,273
        Affiliated Companies                                                                                  6,249
        Allowance for Uncollectible Accounts                                                                      -
    Fuel inventory, at LIFO costs                                                                            38,690
    Materials and supplies, at average cost                                                                  55,475
    Under-recovered fuel costs                                                                                    -
    Energy Trading Contracts                                                                                212,979
    Prepayments and other                                                                                     2,443
                                                                                           -------------------------
                                                                                                            365,317

    Regulatory Assets                                                                                       232,820
                                                                                           -------------------------
    Regulatory Assets Designated for Securitization                                                         953,280
                                                                                           -------------------------
    Nuclear Decommissioning Trust Fund                                                                       98,600
                                                                                           -------------------------
    Deferred Charges                                                                                         21,837
                                                                                           -------------------------
                                                                                                         $5,133,944
                                                                                           =========================




Central Power and Light Company                                                                    Exhibit 1 (a)
Consolidated Balance Sheet                                                                          Page 2 of 2

-----------------------------------------------------------------------------------------------------------------------
                                                                                                As of December 31,
                                                                                                       2001
                                                                                             --------------------------
                                                                                              (Thousands, Unaudited)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  6,755,535                                                             $168,888
    Paid-in capital                                                                                            405,000
    Retained earnings                                                                                          826,197
                                                                                             --------------------------
       Total Common Stock Equity                                                                             1,400,085

    Preferred stock
                                                                                                                 5,967
    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                                                                      136,250
    Long-term debt                                                                                             988,768
                                                                                             --------------------------
       Total Capitalization                                                                                  2,531,070
                                                                                             --------------------------
                                                                                             --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                         265,000
    Advances from affiliates                                                                                   354,277
    Accounts payable - General                                                                                  65,307
    Accounts payable - Affiliated Companies                                                                     49,301
    Over-Recovered Fuel                                                                                         57,762
    Taxes accrued                                                                                               83,512
    Interest accrued                                                                                            18,524
    Energy Trading Contracts                                                                                   219,486
    Other                                                                                                       49,512
                                                                                             --------------------------
                                                                                                             1,162,681
                                                                                             --------------------------

Deferred Income Taxes                                                                                        1,163,795
                                                                                             --------------------------

Deferred Investment Tax Credits                                                                                122,892
                                                                                             --------------------------

Long-Term Energy Trading Contracts                                                                              80,097
                                                                                             --------------------------

Deferred Credits                                                                                                73,409
                                                                                             --------------------------

Commitments and Contingencies (Note 8)

                                                                                                            $5,133,944
                                                                                             ==========================





Public Service Company of Oklahoma                                                              Exhibit 1 (b)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                            (Thousands, Unaudited)
ASSETS
Electric Utility Plant
    Production                                                                                           $1,034,711
    Transmission                                                                                            427,110
    Distribution                                                                                            972,806
    General                                                                                                 203,572
    Construction work in progress                                                                            56,900
                                                                                           -------------------------
                                                                                                          2,695,099
  Less - Accumulated depreciation                                                                         1,184,443
                                                                                           -------------------------
                                                                                                          1,510,656

Other Property and Investments                                                                               41,020
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           55,215
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 6,042
    Accounts receivable:
        Customers                                                                                            31,100
        Affiliated Companies                                                                                 10,905
    Fuel inventory, at LIFO costs                                                                            21,559
    Materials and supplies, at average cost                                                                  36,785
    Under-recovered Fuel Costs                                                                                    -
    Energy Trading Contracts                                                                                162,200
    Prepayments and other                                                                                     2,121
                                                                                                   -----------------
                                                                                                            270,712
                                                                                                   -----------------

Regulatory Assets                                                                                            35,004
                                                                                                   -----------------

Deferred Charges                                                                                              5,290
                                                                                                   -----------------

                                                                                                         $1,917,897
                                                                                                   =================





Public Service Company of Oklahoma                                                                     Exhibit 1 (b)
Consolidated Balance Sheet                                                                              Page 2 of 2

---------------------------------------------------------------------------------------------------------------------------
                                                                                                     As of December 31,
                                                                                                            2001
                                                                                                  -------------------------
                                                                                                   (Thousands, Unaudited)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:  11,000,000 shares
        Issued 10,482,000 shares and outstanding 9,013,000 shares                                                 $157,230
    Paid-in capital
                                                                                                                   180,000
    Retained earnings                                                                                              142,994
                                                                                                  -------------------------
       Total Common Stock Equity                                                                                   480,224

    Cumulative Preferred Stock Not Subject                                                                           5,283
         To Mandatory Redeemption PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior
         Subordinated Debentures of PSO                                                                             75,000
    Long-term debt                                                                                                 345,129
                                                                                                  -------------------------
       Total Capitalization                                                                                        905,636
                                                                                                  -------------------------
                                                                                                  -------------------------

Current Liabilities
    Long-term debt due within One Year                                                                             106,000
    Advances from affiliates                                                                                       123,087
    Accounts payable - General                                                                                      72,759
    Accounts payable - Affiliated Companies                                                                         40,857
    Customer deposits                                                                                               21,041
    Over Recovered Fuel Costs                                                                                        8,720
    Taxes accrued                                                                                                   18,150
    Interest accrued                                                                                                 7,298
    Energy Trading Contracts                                                                                       167,658
    Other                                                                                                           12,296
                                                                                                  -------------------------
                                                                                                                   577,866
                                                                                                  -------------------------

Deferred Income Taxes                                                                                              296,877
                                                                                                  -------------------------

Deferred Investment Tax Credits                                                                                     33,992
                                                                                                  -------------------------

Regulatory Liabilities and Deferred Credits                                                                         56,203
                                                                                                  -------------------------

Long-Term Energy Trading Contracts                                                                                  47,323
                                                                                                  -------------------------
                                                                                                                $1,917,897
                                                                                                  =========================






Southwestern Electric Power Company                                                             Exhibit 1 (c)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                            (Thousands, Unaudited)
ASSETS
  Electric Utility Plant
    Production                                                                                           $1,429,356
    Transmission                                                                                            538,749
    Distribution                                                                                          1,042,523
    General                                                                                                 376,016
    Construction work in progress                                                                            74,120
                                                                                           -------------------------
                                                                                                          3,460,764
  Less - Accumulated depreciation                                                                         1,550,618
                                                                                           -------------------------
                                                                                                          1,910,146

Other Property and Investments                                                                               43,000
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           63,372
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 5,714
    Accounts receivable
          Customers                                                                                          42,326
          Affiliated Companies                                                                               20,573
          Allowance for Uncollectibe Accounts                                                                  (89)
    Fuel inventory, at average costs                                                                         52,212
    Materials and supplies, at average cost                                                                  32,527
    Under-recovered Fuel Costs                                                                                2,501
    Energy Trading Contracts                                                                                186,159
    Prepayments                                                                                              18,417
                                                                                           -------------------------
                                                                                                            360,340

Regulatory Assets                                                                                            51,989
                                                                                           -------------------------

Deferred Charges                                                                                             67,753
                                                                                           -------------------------
                                                                                                         $2,496,600
                                                                                           =========================




Southwestern Electric Power Company                                                               Exhibit 1 (c)
Consolidated Balance Sheet                                                                         Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                               As of December 31,
                                                                                                      2001
                                                                                            --------------------------
                                                                                             (Thousands, Unaudited)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares                                                            $ 135,660
    Paid-in capital
                                                                                                              245,000
    Retained earnings                                                                                         308,915
                                                                                            --------------------------
        Total Common Stock Equity                                                                             689,575

    Preferred stock
                                                                                                                4,704

    SWEPCO-obligated, mandatorily redeemable preferred
       securities of subsidiary trust holding solely
       Junior Subordinated Debentures of SWEPCO                                                               110,000
    Long-term debt                                                                                            494,688
                                                                                            --------------------------
        Total Capitalization                                                                                1,298,967
                                                                                            --------------------------

Other Noncurrent Liabilities                                                                                   34,997
                                                                                            --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                        150,595
    Advances from affiliates                                                                                  123,609
    Accounts payable - General                                                                                 71,810
    Accounts payable - Affiliated Companies                                                                    37,469
    Customer deposits                                                                                          19,880
    Taxes accrued                                                                                              36,522
    Interest accrued                                                                                           13,631
    Energy Trading Contracts                                                                                  192,318
    Other                                                                                                      26,166
                                                                                            --------------------------
                                                                                                              672,000
                                                                                            --------------------------

Deferred Income Taxes                                                                                         369,781
                                                                                            --------------------------

Deferred Investment Tax Credits                                                                                48,714
                                                                                            --------------------------

Regulatory Liabilities and Deferred Credits                                                                    17,828
                                                                                            --------------------------

Long-Term Energy Trading Contracts                                                                             54,313
                                                                                            --------------------------
                                                                                                           $2,496,600
                                                                                            ==========================






West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                            (Thousands, Unaudited)
ASSETS
  Electric Utility Plant
    Production                                                                                             $443,508
    Transmission                                                                                            250,023
    Distribution                                                                                            431,969
    General                                                                                                 112,797
    Construction work in progress                                                                            22,575
                                                                                           -------------------------
                                                                                                          1,260,872
  Less - Accumulated depreciation                                                                           546,162
                                                                                           -------------------------
                                                                                                            714,710

Other Property and Investments                                                                               24,933
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           21,532
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 2,553
    Accounts Receivable:
        Customers                                                                                            18,720
        Affiliated Companies                                                                                  8,656
        Allowance for Uncollectible Accounts                                                                  (196)
    Fuel inventory, at average costs                                                                          8,307
    Materials and Supplies, at average costs                                                                 11,190
    Under-recovered fuel costs                                                                               32,791
    Energy Trading Contracts                                                                                 63,252
    Prepayments and other                                                                                       867
                                                                                           -------------------------
                                                                                                            146,140
                                                                                           -------------------------

Regulatory Assets                                                                                            13,659
                                                                                           -------------------------

Deferred Charges                                                                                              2,446
                                                                                           -------------------------


                                                                                                           $923,420
                                                                                           =========================





West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 2 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                              As of December 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                            (Thousands, Unaudited)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares                                                           $137,214
    Paid-in capital
                                                                                                              2,236
    Retained earnings                                                                                       105,970
                                                                                           -------------------------
        Total Common Stock Equity                                                                           245,420

    Cumulative preferred stock:
                                                                                                              2,482
          Not Subject to Mandatory Redemption
    Long-term debt                                                                                          220,967
                                                                                           -------------------------
        Total Capitalization                                                                                468,869
                                                                                           -------------------------
                                                                                           -------------------------

Current Liabilities
    Long-Term Debt Due Within One Year                                                                       35,000
    Advances from affiliates                                                                                 50,448
    Accounts payable - General                                                                               33,782
    Accounts payable - Affiliated Companies                                                                  11,388
    Customer Deposits                                                                                         4,191
    Taxes accrued                                                                                            17,358
    Interest accrued                                                                                          1,244
    Energy Trading Contracts                                                                                 65,414
    Other                                                                                                    12,001
                                                                                           -------------------------
                                                                                                            230,826
                                                                                           -------------------------

Deferred Income Taxes                                                                                       145,049
                                                                                           -------------------------

Deferred Investment Tax Credits                                                                              22,781
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           18,455
                                                                                           -------------------------

Regulatory Liabilities and Deferred Credits                                                                  37,440
                                                                                           -------------------------
                                                                                           -------------------------

Commitments and Contingencies (Note 8)

                                                                                                           $923,420
                                                                                           =========================





American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 1 of 1

----------------------------------------------------------------------------------------------------------------------
                                                                                          As of December 31,
                                                                                                 2001
                                                                                 -------------------------------------
                                                                                        (Thousands, Unaudited)
ASSETS
Property, Plant and Equipment
    General                                                                                                  $488,456
  Less - accumulated depreciation                                                                             185,528
                                                                                 -------------------------------------
                                                                                                              302,928
                                                                                 -------------------------------------

Investments                                                                                                   102,663
                                                                                 -------------------------------------

Current Assets
    Cash                                                                                                        2,715
    Advances to Affiliates                                                                                     22,382
    Accounts receivable:
        General                                                                                                12,026
        Affiliated Companies                                                                                  194,052
    Prepayments                                                                                                 3,562
                                                                                 -------------------------------------
                                                                                                              234,737
                                                                                 -------------------------------------

Deferred Income Taxes                                                                                          98,898
                                                                                 -------------------------------------

Regulatory Assets                                                                                               3,277
                                                                                 -------------------------------------

Deferred Charges                                                                                                3,188
                                                                                 -------------------------------------

                                                                                                             $745,691
                                                                                 -------------------------------------

CAPITALIZATION AND LIABILITIES

Capitalization
    Common stock:  $100 par value
        Authorized shares:  20,000 shares
        Issued and outstanding shares:  13,500 shares                                                          $1,350
        Paid-in capital                                                                                           100
        Accumulated Other Comprehensive Income (Loss):
          Minimum Pension Liability                                                                          (10,023)
                                                                                 -------------------------------------
                                                                                 -------------------------------------
       Total Common Stock Equity                                                                              (8,573)
                                                                                 -------------------------------------

       Long-Term Debt (less current maturities)                                                                55,100
                                                                                 -------------------------------------

Other Noncurrent Liabilities
       Obligations Under Capital Leases                                                                        32,212
       Accrued Pension                                                                                         16,630
       Incentive Compensation Plans                                                                            19,921
       Other                                                                                                   28,374
                                                                                 -------------------------------------
       Total Other Noncurrent Liabilities                                                                      97,137
                                                                                 =====================================

Current Liabilities
    Long-term Debt                                                                                              2,000
    Advances from affiliates                                                                                        -
    Incentive Compensation Plans                                                                              176,131
    Obligations Under Capital Leases                                                                           22,326
    Accounts Payable - Affiliated Companies                                                                    85,995
    Accounts Payable - Other                                                                                   31,320
    Accrued taxes                                                                                              22,485
    Accrued vacation pay                                                                                       40,348
    Accrued payroll                                                                                           136,952
    Other                                                                                                      61,768
                                                                                 -------------------------------------
                                                                                                              579,325
                                                                                 -------------------------------------

Deferred Income Tax Credits                                                                                       851
                                                                                 -------------------------------------

Deferred Amounts Due to Affiliates for Income Tax Benefits                                                     12,756
                                                                                 -------------------------------------

Deferred Credits                                                                                                9,095
                                                                                 -------------------------------------

                                                                                                             $745,691
                                                                                 =====================================





Central Power and Light Company                                                                Exhibit 2 (a)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                             Ended December 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                           (Thousands, Unaudited)
Electric Operating Revenues                                                                              $3,321,727
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    492,057
    Purchased Power                                                                                       1,769,347
    Other Operating                                                                                         321,227
    Maintenance                                                                                              71,212
    Depreciation and Amortization                                                                           168,341
    Taxes Other Than Income Taxes                                                                            90,916
    Income Taxes                                                                                            112,896
                                                                                         ---------------------------
                                                                                                          3,025,996
                                                                                         ---------------------------

Operating Income                                                                                            295,731
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    6,675
                                                                                         ---------------------------

Income Before Interest Charges                                                                              302,406
                                                                                         ---------------------------

Interest Charges                                                                                            116,268
                                                                                         ---------------------------

Income Before Extraordinary Item                                                                            186,138

Extraordinary loss on Reacquired Debt (Inclusive of Tax of $2,509,000 for 2001)                               3,860

Net Income                                                                                                  182,278
    Less:  Preferred stock dividends                                                                            242
   (Loss) on reacquired preferred stock                                                                           -
                                                                                         ---------------------------
Net Income for Common Stock                                                                                $182,036
                                                                                         ===========================






Public Service Company of Oklahoma                                                             Exhibit 2 (b)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                             Ended December 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                           (Thousands, Unaudited)
Electric Operating Revenues                                                                              $2,201,249
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    461,470
    Purchased Power                                                                                       1,309,945
    Other Operating                                                                                         139,927
    Maintenance                                                                                              46,188
    Depreciation and Amortization                                                                            80,245
    Taxes Other Than Income Taxes                                                                            31,973
    Income Taxes                                                                                             34,513
                                                                                         ---------------------------
                                                                                                          2,104,261
                                                                                         ---------------------------
Operating Income                                                                                             96,988
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                       20
                                                                                         ---------------------------

Income Before Interest Charges                                                                               97,008
                                                                                         ---------------------------

Interest Charges                                                                                             39,249
                                                                                         ---------------------------



Net Income                                                                                                   57,759
  Less:  Preferred stock dividends                                                                              213
                                                                                         ---------------------------

Net Income for Common Stock                                                                                 $57,546
                                                                                         ===========================





Southwestern Electric Power Company                                                            Exhibit 2 (c)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                             Ended December 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                           (Thousands, Unaudited)

Electric Operating Revenues                                                                              $2,574,448
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    457,613
    Purchased Power                                                                                       1,504,627
    Other Operating                                                                                         173,831
    Maintenance                                                                                              74,677
    Depreciation and Amortization                                                                           119,543
    Taxes Other Than Income Taxes                                                                            55,834
    Income Taxes                                                                                             42,116
                                                                                         ---------------------------
                                                                                                          2,428,241
                                                                                         ---------------------------

Operating Income                                                                                            146,207
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                      741
                                                                                         ---------------------------

Income Before Interest Charges                                                                              146,948
                                                                                         ---------------------------

Interest Charges                                                                                             57,581

Net Income                                                                                                   89,367
    Less: Preferred stock dividends
                                                                                                                229
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $89,138
                                                                                         ===========================






West Texas Utilities Company                                                                   Exhibit 2 (d)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                             Ended December 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                           (Thousands, Unaudited)
Electric Operating Revenues                                                                              $1,064,271
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    177,140
    Purchased Power                                                                                         634,849
    Other Operating                                                                                         111,263
    Maintenance                                                                                              22,343
    Depreciation and Amortization                                                                            50,705
    Taxes Other Than Income Taxes                                                                            28,319
    Income Taxes                                                                                              6,262
                                                                                         ---------------------------
                                                                                                          1,030,881
                                                                                         ---------------------------
Operating Income                                                                                             33,390
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    2,195
                                                                                         ---------------------------

Income Before Interest Charges                                                                               35,585
                                                                                         ---------------------------

Interest Charges                                                                                             23,275
                                                                                         ---------------------------

Net Income                                                                                                   12,310

    Less: Preferred stock dividends
                                                                                                                104
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $12,206
                                                                                         ===========================





American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                             Ended December 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                           (Thousands, Unaudited)

Operating Revenues:
    Affiliated Companies                                                                                 $1,093,058
    Nonaffiliated Companies                                                                                  12,076
                                                                                         ---------------------------
        Total Revenues                                                                                    1,105,134
                                                                                         ===========================

Operating Expenses and Taxes
    Operation and Maintenance                                                                             1,017,531
    Taxes other than federal income taxes                                                                    42,909
    Depreciation and amortization                                                                            13,598
                                                                                         ---------------------------
       Total Expenses                                                                                     1,074,038

Operating Income                                                                                             31,096

Other Income and (Deductions)                                                                              (11,975)
                                                                                         ---------------------------
Income Before Interest Charges and Federal Income Taxes                                                      19,121

Interest Charges                                                                                              5,753
                                                                                         ---------------------------

Income Before Federal Income Taxes                                                                           13,368

Federal Income Tax                                                                                           13,368
                                                                                         ---------------------------

Net Income for Common Stock                                                                           $          --

American Electric Power Service Corp.
Statement of Comprehensive Income

Net Income                                                                                            $          --

Other Comprehensive Income (Loss):
  Minimum Pension Liability                                                                                 (5,818)

                                                                                         ---------------------------
                                                                                         ---------------------------
Comprehensive Income (Loss)                                                                                $(5,818)

                                                                                         ===========================


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